Exhibit 99.1

So-Young Reports First Quarter 2019 Unaudited Financial Results

BEIJING, China, May 30, 2019 — So-Young International Inc. (NASDAQ: SY) (“So-Young” or the “Company”), the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•                        Total revenues were RMB206.1 million (US$30.7 million1), an 81.2% increase from the same period of 2018.

•                        Gross margin was 82.3%, compared with 87.0% in the same period of 2018.

•                        Income from operations was RMB38.0 million (US$5.7 million), compared with RMB29.6 million in the same period of 2018.

•                        Net income was RMB45.9 million (US$6.8 million), compared with RMB30.6 million in the same period of 2018.

•                        Non-GAAP net income2 was RMB51.9 million (US$7.7 million), compared with non-GAAP net income of RMB31.3 million in the same period of 2018.

•                        Basic and diluted earnings per American Depositary Shares (“ADSs”) attributable to ordinary shareholders were RMB0.28(US$0.04) and RMB0.25 (US$0.04), respectively. Thirteen ADSs represent ten Class A ordinary shares.

First Quarter 2019 Operational Highlights

•                        Average mobile MAUs were 1.92 million, an increase of 78.7% from 1.08 million in the first quarter of 2018.

•                        Total number of purchasing users were 127,300, an increase of 84.9% from 68,900 in the first quarter of 2018.

•                        Number of paying medical service providers on So-Young’s platform were 2,701, an increase of 37.4% from 1,966 in the first quarter of 2018.

•                        Number of medical service providers subscribing to information services on So-Young’s platform were 1,853, an increase of 136.4% from 784 in the first quarter of 2018.

•                        Aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB694.4 million, an increase of 68.4% from RMB412.3 million in the first quarter of 2018.

“I’m pleased to report strong quarterly results for the first time as a public company,” commented Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young. “Our business continued to grow rapidly during the quarter as our bottom line further expanded. According to third-party data, China’s medical aesthetic service industry is expected to grow at a CAGR of 24% to RMB360 billion by 2023. The market opportunity is massive and I am confident that we have the right strategy and team in place to ideally position ourselves to benefit from the enormous growth opportunities ahead. We will continue to invest in enriching our content offerings, deploying AI across our platform, developing additional value-added services, diversifying user acquisition channels, and expanding into adjacent consumption healthcare verticals to strengthen our competitive advantages and fortify our position as the clear market leader.”

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.7112 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 29, 2019.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information regarding non-GAAP financials, please refer to “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Our operational and financial performance continued to improve during the quarter since turning profitable in 2017,” added Mr. Min Yu, Chief Financial Officer of So-Young. “Average mobile MAUs and total number of purchasing users grew significantly, increasing 78.7% and 84.9%, respectively, from the same period last year which reflects the success we are seeing in driving monetization across our platform. Our revenue increased by 81.2% year-over-year to RMB206.1 million and non-GAAP net income increased by 65.8% year-over-year to RMB51.9 million as our business grows to scale.  We continue to carefully monitor the rapidly changing environment and are ready to seize any opportunities that arise in order to further expand our market share going forward.”

First Quarter 2019 Financial Results

Revenues

Total revenues were RMB206.1 million (US$30.7 million), an increase of 81.2% from RMB113.7 million in the same period of 2018.

Information services revenue was RMB142.6 million (US$21.2 million), an increase of 103.0% from RMB70.2 million in the same period of 2018.

Reservation services revenue was RMB63.5 million (US$9.5 million), an increase of 46.0% from RMB43.5 million in the same period of 2018.

Costs of Revenues

Costs of revenues was RMB36.4 million (US$5.4 million), an increase of 146.2% from RMB14.8 million in the first quarter of 2018. The increase was primarily due to an RMB14.2 million increase in payroll costs associated with an increase in operational staff headcount.

Gross Profit and Gross Margin

Gross profit was RMB169.6 million (US$25.3 million), an increase of 71.5% from RMB98.9 million in the first quarter of 2018. Gross margin was 82.3%, a decrease from 87.0% in the first quarter of 2018.

Total Operating Expenses

Total operating expenses were RMB131.7 million (US$19.6 million), an increase of 90.1% from RMB69.3 million in the first quarter of 2018.

Sales and marketing expenses were RMB75.5 million (US$11.3 million), an increase of 68.7% from RMB44.8 million in the first quarter of 2018. The increase was primarily due to (i) an increase in expenses associated with marketing and user acquisition activities to enhance the Company’s brand recognition and (ii) an increase in payroll costs associated with the expansion of sales and marketing teams and share-based compensation expenses.

General and administrative expenses were RMB24.8 million (US$3.7 million), an increase of 123.7% from RMB11.1 million in the first quarter of 2018. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative teams and share-based compensation expenses.

Research and development expenses were RMB31.3 million (US$4.7 million), an increase of 133.5% from RMB13.4 million in the first quarter of 2018.The increase was primarily attributable to an increase in payroll costs associated with the expansion of research and development teams developing technologies to further enhance users’ and medical service providers’ experience as well as share-based compensation expenses.

Income from Operations

Income from operations was RMB38.0 million (US$5.7 million), compared with RMB29.6 million in the first quarter of 2018.

Non-GAAP income from operations was RMB43.9 million (US$6.5 million), compared with RMB30.3 million in the first quarter of 2018.

Income Tax Expense

Income tax expenses were RMB7.0 million (US$1.0 million), compared with RMB2.4 million in the same period of 2018, primarily contributed by the increase of the taxable income during the first quarter of 2019.

Net Income

Net income was RMB45.9 million (US$6.8 million), compared with RMB30.6 million in the first quarter of 2018.

Non-GAAP net income was RMB51.9 million (US$7.7 million), compared to RMB31.3 million for the same period of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.28(US$0.04) and RMB0.25 (US$0.04), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.36 and RMB0.33 in the same period of 2018, respectively.

Cash and Cash Equivalents, Restricted Cash and Term Deposits and Short-Term Investments

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash and term deposits and short-term investments of RMB1,275.3 million (US$190.0 million).

Business Outlook

For the second quarter of 2019, So-Young expects total revenues to be between RMB260 million (US$38.7 million) and RMB280 million (US$41.7 million), representing a 70.9% to 84.0% increase from the same period in 2018.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Recent Developments

In May 2019, the Company completed an initial public offering of 14,950,000. ADSs on the Nasdaq Global Market. The underwriters exercised in full their option to purchase up to 1,950,000 additional ADSs.

Conference Call Information

So-Young ‘s management will hold an earnings conference call on Thursday, May 30, 2019, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	4006-208038
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	1987517

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, June 7, 2019. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	1987517

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young

So-Young International Inc. (NASDAQ: SY) (“So-Young” or the “Company”) is the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China. With reliable and comprehensive content, as well as a multitude of social functions on its platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

E-mail: ir@soyoung.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents	563,383	709,881	105,776
Restricted cash	—	4,793	714
Trade receivables	10,473	14,212	2,118
Receivables from online payment platforms	9,970	14,131	2,106
Amount due from related parties	850	340	51
Term deposits and short-term investments	643,539	560,618	83,535
Prepayment and other current assets	50,236	52,510	7,824
Total current assets	1,278,451	1,356,485	202,124
Non-current assets:
Long-term investments	14,813	14,813	2,207
Property and equipment, net	3,253	3,528	526
Deferred tax assets	30,894	24,457	3,644
Prepayment for long-term investment	11,500	11,500	1,714
Operating lease right-of-use assets[1]	—	171,297	25,524
Other non-current assets	1,625	13,083	1,949
Total non-current assets	62,085	238,678	35,564
Total assets	1,340,536	1,595,163	237,688

Liabilities
Current liabilities:
Taxes payable	41,552	35,003	5,216
Contract liabilities	116,967	145,698	21,710
Salary and welfare payables	71,486	69,344	10,333
Amount due to related parties	925	—	—
Accrued expenses and other current liabilities	71,226	89,522	13,339
Operating lease liabilities-current[1]	—	37,682	5,615
Total current liabilities	302,156	377,249	56,213
Operating lease liabilities-non current[1]	—	143,841	21,433
Total liabilities	302,156	521,090	77,646

1  The Company has adopted ASU No. 2016-02, “Leases (Topic 842)” beginning January 1, 2019 using the optional transition method and accordingly, has not recast prior periods. The only major impact of the standard is the recognition of assets and liabilities for operating leases of approximately RMB191,236 and RMB 195,563, respectively, at January 1, 2019.

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	30,440	31,253	4,657
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	99,075	101,862	15,178
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	17,769	18,236	2,717
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	161,101	165,222	24,619
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 9,750,676 shares authorized, issued and outstanding as of December 31, 2018, and March 31, 2019, respectively)	422,035	433,687	64,621
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; 3,497,954 shares authorized, issued and outstanding as of December 31, 2018, and March 31, 2019, respectively)	178,035	183,037	27,273
Series E convertible redeemable preferred shares (US$ 0.0005 par value; 6,164,979 shares authorized, issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	487,494	499,991	74,501
Total mezzanine equity	1,395,949	1,433,288	213,566

Shareholders’ deficit:
Class A Ordinary shares (US$ 0.0005 par value, 12,000,000 shares authorized, issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	37	37	6
Class B Ordinary shares (US$ 0.0005 par value, 144,177,521 shares authorized as of December 31, 2018 and March 31, 2019, respectively; 11,290,940 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	35	35	5
Accumulated deficit	(394,039)	(379,508)	(56,548)
Accumulated other comprehensive income	36,398	20,221	3,013
Total shareholders’ deficit	(357,569)	(359,215)	(53,524)
Total liabilities, mezzanine equity and shareholders’ deficit	1,340,536	1,595,163	237,688

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Revenues
Information services	70,210	127,078	142,552	21,241
Reservation services	43,490	55,935	63,501	9,462
Total revenues	113,700	183,013	206,053	30,703
Cost of revenues	(14,789)	(31,629)	(36,417)	(5,426)
Gross profit	98,911	151,384	169,636	25,277
Operating expenses:
Sales and marketing expenses	(44,760)	(63,876)	(75,498)	(11,250)
General and administrative expenses	(11,097)	(27,807)	(24,828)	(3,699)
Research and development expenses	(13,423)	(25,952)	(31,345)	(4,671)
Total operating expenses	(69,280)	(117,635)	(131,671)	(19,620)
Income from operations	29,631	33,749	37,965	5,657
Other income/(expenses):
Investment income	448	3,032	2,280	340
Interest income	1,694	3,873	5,451	812
Exchange gains	1,263	563	6,296	938
Others, net	(4)	386	940	140
Income before tax	33,032	41,603	52,932	7,887
Income tax expenses	(2,416)	(790)	(7,027)	(1,047)
Net income	30,616	40,813	45,905	6,840
Accretions of convertible redeemable preferred shares to redemption value	(18,802)	(35,783)	(37,339)	(5,564)
Net income attributable to ordinary shareholders of the Company	11,814	5,030	8,566	1,276

Net income	30,616	40,813	45,905	6,840
Other comprehensive loss:
Foreign currency translation adjustment	(14,439)	(1,733)	(16,177)	(2,410)
Total other comprehensive loss	(14,439)	(1,733)	(16,177)	(2,410)

Total comprehensive income	16,177	39,080	29,728	4,430
Accretions of convertible redeemable preferred shares to redemption value	(18,802)	(35,783)	(37,339)	(5,564)
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(2,625)	3,297	(7,611)	(1,134)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Net earnings per ordinary share attributable to ordinary shareholder - basic	0.47	0.22	0.37	0.06
Net earnings per ordinary share attributable to ordinary shareholder - diluted	0.43	0.19	0.32	0.05
Net earnings per ADS attributable to ordinary shareholders — basic (13 ADS represents 10 Class A ordinary shares)	0.36	0.17	0.28	0.04
Net earnings per ADS attributable to ordinary shareholders — diluted (13 ADS represents 10 Class A ordinary shares)	0.33	0.15	0.25	0.04
Weighted average number of ordinary shares used in computing earnings per share, basic*	25,359,348	23,277,043	23,290,940	23,290,940
Weighted average number of ordinary shares used in computing earnings per share, diluted*	27,380,348	26,649,175	26,662,151	26,662,151

Share-based compensation expenses included in:
Cost of revenues	(15)	(253)	(282)	(42)
Selling and marketing expenses	(156)	(188)	(486)	(72)
General and administrative expenses	(401)	(4,489)	(4,666)	(695)
Research and development expenses	(106)	(575)	(531)	(79)

*     Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

GAAP income from operations	29,631	33,749	37,965	5,657
Add back: Shared-based compensation expenses	678	5,505	5,965	888
Non-GAAP income from operations	30,309	39,254	43,930	6,545

GAAP Net income	30,616	40,813	45,905	6,840
Add back: Shared-based compensation expenses	678	5,505	5,965	888
Non-GAAP net income	31,294	46,318	51,870	7,728